February 13, 2008

Via Edgar and Facsimile ((202) 772-9217)

Jeffrey Riedler, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 6010

Washington, DC 20549

Re:	CV Therapeutics, Inc.

Form 10-K for Fiscal Year ended December 31, 2006

Filed January 11, 2008

File No. 0-21643

Dear Mr. Riedler:

We are in receipt of your letter dated February 4, 2008 with respect to the above-referenced filing. This letter sets forth the response of CV Therapeutics, Inc. (“CV Therapeutics”, “we”, “our” or “us”) to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in your February 4, 2008 letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 1. Summary of Significant Accounting Policies

Concentrations of Risk, page 86

1.  We note your response to Comment 1 and reissue the comment in part. We note your previous disclosure that in 2006, McKesson Corporation accounted for 40% of your gross product sales; Cardinal Health, Inc. accounted for 34% of your gross products sales; and Amerisource Bergen accounted for 19% of your gross product sales. You state in your response letter that you declined to file the agreements with these distributors because you believe they regard arrangements that are made in the ordinary course of business and your business is not substantially dependent on any one agreement. However, on page 32 of your filing you state, “Our ability to distribute our products, including Ranexa, to retail pharmacy chains and to recognize revenues on a timely basis will be substantially dependent on our ability to maintain commercially reasonable agreements with each of these wholesale distributors and the extent to which these distributors, over whom we have no control, comply

CV Therapeutics, Inc.  |  3172 Porter Drive  Palo Alto, CA 94304  |  Tel 650.384.8500    Fax 650.858.0390  |  www.cvt.com

with such agreements. The loss or bankruptcy of any of these customers could materially and adversely affect our future results of operations, financial condition and our ability to distribute our products.” Please clarify the apparent inconsistency between the statements in your response letter and your filing, and provide us with your analysis as to why the company is not substantially dependent upon these agreements or file them as exhibits.

CV Therapeutics acknowledges the Staff’s comment and supplementally advises the Staff that going forward we intend to delete the disclosure on page 32 of the filing cited in the Staff’s comment from our periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any filings pursuant to the Securities Act of 1933, as amended. CV Therapeutics supplementally advises the Staff we began including this disclosure in certain of our Exchange Act filings following the launch of our first commercial product. Since that time, our situation has changed such that our ability to distribute our products and to recognize revenues on a timely basis are no longer substantially dependent on our ability to maintain agreements with these wholesale distributors. Accordingly, because our business is not substantially dependent on any of these agreements and because they were entered into in the ordinary course of business, we have determined that the agreements with these companies are not required to be filed as exhibits.

*  *  *  *  *

In addition, at the Staff’s request, CV Therapeutics acknowledges that:

•	CV Therapeutics is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CV Therapeutics may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 384-8509 or our General Counsel, Tricia Borga Suvari, Esq., at (650) 384-8611.

Sincerely,

/s/ Daniel K. Spiegelman

Daniel K. Spiegelman

Senior Vice President and Chief Financial Officer

cc:	Tricia Borga Suvari, Esq.

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